UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014
Commission File Number: 001-35152

WI-LAN INC.

(Translation of registrant’s name into English)

303 Terry Fox Drive
Suite 300
Ottawa, Ontario K2K 3J1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Management Information Circular
99.2	Voting Instruction Form
99.3	Form of Proxy
99.4	Addendum

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: June 10, 2014	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Vice-President, Corporate Legal & Corporate Secretary

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